[Letterhead of Wilson Sonsini Goodrich & Rosati, P.C.]

November 30, 2007

Via EDGAR Transmission

Peggy Kim, Esq.

Attorney-Adviser

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	BEA Systems, Inc.

Schedule TO-I

Filed November 15, 2007

File No. 005-52639

Dear Ms. Kim:

Set forth below are the responses of BEA Systems, Inc. (“BEA” or the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter to the Company dated November 21, 2007, regarding the Tender Offer Statement on Schedule TO-I filed by the Company with the Commission on November 15, 2007 (the “Schedule TO”).

Please note that this Letter is being delivered in connection with the filing of Amendment No. 1 to the Schedule TO (“Amendment No. 1”), which is being filed with the Commission contemporaneously with this Letter via the EDGAR electronic filing system. Unless the context otherwise requires, references to the “Schedule TO” refer to the Schedule TO, as amended by Amendment No. 1. A courtesy copy of this letter with a marked copy of Amendment No. 1 is being delivered to you under separate cover.

For your convenience, the Staff’s comments are reprinted in bold. Defined terms used in this Letter shall have the respective meanings set forth in the Schedule TO.

Schedule TO

1.	We note that it appears that you are relying upon the global exemptive order issued in connection with employee option exchange offers (March 21, 2001). Included in your definition of “eligible employees” are employees of subsidiaries.

Ms. Peggy Kim

Securities and Exchange Commission

November 30, 2007

Please tell us why you believe employees of subsidiaries are permitted to participate in your offer, when the global exemptive order that you appear to be relying on is limited to exchange offers for current employees of the issuer. For example, please address whether the offer is limited to employees of your wholly-owned subsidiaries.

Pursuant to the offer to amend, certain eligible employees are employed by wholly-owned subsidiaries of BEA. However, all of the eligible options held by these and all other eligible employees were granted by BEA; BEA is the sole issuer of securities involved in this offer. We do not believe that the global exemptive order on its terms is limited solely to employees of an issuer, but is meant to apply to any eligible option holders, including employees of an issuer’s subsidiaries. Accordingly, we believe that subsidiary employees are eligible to participate in the offer pursuant to the global exemptive order.

The global exemptive order requires that the issuer be eligible to use Form S-8 and that the options subject to the offer were issued under an employee benefit plan meeting the requirements set forth under Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). This BEA offer complies with these requirements because all of the options were issued to employees of BEA and its subsidiaries pursuant to the BEA 1997 Stock Incentive Plan and the BEA 2000 Non-Qualified Stock Incentive Plan. The securities underlying both of these plans were registered on Forms S-8. We note that many similar transactions conducted by other companies that rely upon the exemptive order include employees of subsidiaries. In addition, the no action letter with respect to Amazon.com of February 28, 2001, a precursor to the global exemptive order, explicitly included option holders of Amazon.com and its subsidiaries.

As you are aware, the global exemptive order allows an issuer to conduct an exchange offer for a class of its security holders, namely, certain option holders, without complying with the all-holders rule of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under the Securities Act, the issuance of the new security is typically a Section 3(a)(9) exempt transaction between the issuer and its security holders. BEA’s tender offer complies with the Exchange Act because BEA is conducting a deemed exchange of certain outstanding options for newly amended options with the employees of BEA and its subsidiaries.

Offer to Amend Certain Options

Conditions of the Offer, page 41

2.	Please refer to the fifth bullet. Please clarify whether your reference to the “the commencement or continuation of a war” extends to U.S. involvement in Iraq or Afghanistan? Please note, as for any other offer condition, upon the occurrence

Ms. Peggy Kim

Securities and Exchange Commission

November 30, 2007

of an event that appears to or that you believe triggers such a condition, you must promptly amend the offer materials to explain to option holders how you intend to proceed. For example, you may not wait until the end of the offer to assert a condition that was triggered by an event on day two of the offer period to terminate the offer. Please confirm your understanding to us, or revise this offer condition to clarify its scope.

BEA concurs that it cannot wait until the end of an offer to assert a condition that was previously triggered. BEA has clarified in Amendment No. 1 that “the commencement or escalation of a war” is the condition that would trigger the failure of the condition. BEA only believes that a material or significant escalation of the U.S. involvement in Iraq or Afghanistan would trigger the failure of the condition.

General terms of amended options, page 43

3.	Please eliminate the phrase from the third paragraph in this section that the summaries of the stock plans “are qualified in their entirety” by reference to the full test of the provisions of the stock plans. The information you provide must be materially complete and the qualification suggests that this summary may not be materially complete. Please revise accordingly.

BEA has eliminated the phrase “are qualified in their entirety” in Amendment No. 1.

Should you required additional information with respect to these responses, or wish to discuss them further, please contact the undersigned at (650) 493-9300.

Sincerely,

/s/ Matthew W. Sonsini

cc:	Alfred S. Chuang, President and Chief Executive Officer

David Zuckerman, Associate General Counsel